Exhibit 12.1

	For the Nine Months Ended September 30	For the Year Ended December 31,
	2014	2013	2012	2011	2010	2009
	(In thousands)
Earnings
Loss from continuing operations before income taxes	$(68,436)	$(66,720)	$(69,949)	$(48,597)	$(57,308)	$(15,127)
Fixed charges	356	509	2,795	2,420	2,341	796
Amount attributable to noncontrolling interest in Symphony Dynamo, Inc.	-	-	-	-	-	4,233
Earnings, as defined	$(68,080)	$(66,211)	$(67,154)	$(46,177)	$(54,967)	$(10,098)

Fixed charges:
Interest expense	$-	$-	$2,351	$1,957	$1,654	$124
Estimated interest component of rent expenses	356	509	444	463	687	672
Total fixed charges	$356	$509	$2,795	$2,420	$2,341	$796
Preferred stock deemed dividend	-	8,469	-	-	-	-
Total fixed charges and preferred dividend	$356	$8,978	$2,795	$2,420	$2,341	$796

Deficiency of earnings available to cover fixed charges and preferred stock dividends(1)	$(68,436)	(75,189)	(69,949)	(48,597)	(57,308)	(15,127)

(1): Adjusted earnings, as described above, were insufficient to cover fixed charges in each year.